UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

OWL ROCK CAPITAL CORPORATION II

(Name of Subject Company (Issuer))

OWL ROCK CAPITAL CORPORATION II

(Names of filing Person (Offeror and Issuer))

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

Bryan Cole

Chief Financial Officer and Chief Operating Officer

Owl Rock Capital Corporation II

399 Park Avenue

New York, NY 10022

(212) 419-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Cynthia M. Krus

Kristin H. Burns

Eversheds Sutherland (US) LLP

700 Sixth Street, NW

Washington, DC 20001

(202) 383-0100

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Amendment No. 1 to Schedule TO

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (this “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on February 23, 2022 by Owl Rock Capital Corporation II (the “Company” “Owl Rock II,” “our,” “we,” or “us”), to purchase up to the number of shares of our issued and outstanding Common Stock that can be repurchased with $10,000,000 at a price equal to the price per share in effect as of March 30, 2022. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 23, 2022 (as the same may be further amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”), which, together with any amendments or supplements thereto, constitute the “Offer.”

The purpose of this Amendment No. 1 is to amend and supplement the Offer to Purchase to incorporate by reference the Annual Report on Form 10-K for the year ended December 31, 2021, filed with Securities and Exchange Commission (“SEC”) on March 4, 2022. Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in this Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO, the Offer to Purchase, the Letter of Transmittal.

ITEMS 1 through 11.

Items 11(a) is hereby amended and supplemented as follows:

The “Additional Information” section of the Offer to Purchase is hereby amended to incorporate by reference the Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 4, 2022.

ITEM 12(b).    FILING FEE

Filing Fee Exhibit

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2022

OWL ROCK CAPITAL CORPORATION II

By:	/s/ BRYAN COLE
	Name:	Bryan Cole
	Title:	Chief Financial Officer and Chief Operating Officer